# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galiano Gold Inc., CIK 0001377757
CUSIP: 04341Y105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia Canada (A1), V6E 3X1
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001172724
Persons authorized to receive notices and communications: Kelly Carter, 150 Helen Road, Sandown, Sandton, South Africa (T3), 2196, 011-27-11-562-9700; Igor Rogovoy, Annie Caccimelio, Linklaters LLP, 1 Silk Street, London, United Kingdom (X0), EC2Y 8HQ, 44-20-7456-2000

## Reporting persons
- Gold Fields Limited (CIK 0001172724): type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Gold Fields Limited has ceased to be the beneficial owner of more than 5% of the class of securities of the Issuer. As a result of the reporting person no longer owning more than 5% of the class of securities of the Issuer, this Amendment No. 4 constitutes an exit filing for the reporting person.
- Gold Fields Orogen Holding (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Gold Fields Orogen Holding (BVI) Limited has ceased to be the beneficial owner of more than 5% of the class of securities of the Issuer. As a result of the reporting person no longer owning more than 5% of the class of securities of the Issuer, this Amendment No. 4 constitutes an exit filing for the reporting person.
- Gold Fields Netherlands Services B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Gold Fields Netherlands Services B.V. has ceased to be the beneficial owner of more than 5% of the class of securities of the Issuer. As a result of the reporting person no longer owning more than 5% of the class of securities of the Issuer, this Amendment No. 4 constitutes an exit filing for the reporting person.
- Marsh Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date hereof, Marsh Holdings Inc. has ceased to be the beneficial owner of more than 5% of the class of securities of the Issuer. As a result of the reporting person no longer owning more than 5% of the class of securities of the Issuer, this Amendment No. 4 constitutes an exit filing for the reporting person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Galiano Gold Inc.
Address of issuer's principal executive offices: 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia Canada (A1), V6E 3X1
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 29, 2018 (the "Schedule 13D") and relating to the common shares, without par value, of Galiano Gold Inc. (the "Issuer" or "Galiano", formerly Asanko Gold Inc.), a corporation incorporated under the laws of British Columbia, Canada and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. When disclosure made in one Item in the Schedule 13D prior to this Amendment No. 4 was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.

As of the date hereof, the Reporting Persons do not beneficially own any securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On September 23, 2025, Gold Fields Limited through two of its wholly-owned subsidiaries: (i) Marsh Holdings Inc. ("Marsh") and (ii) Gold Fields Orogen Holding (BVI) Limited ("GF Orogen", and together with Marsh, the "Selling Shareholders") sold an aggregate of 50,471,657 common shares of the Issuer at a price of C$3.00 per Common Share, for total gross proceeds to the Selling Shareholders of approximately C$151,414,971 (the "Sale"). The Sale was made as a bought deal block trade to BMO Capital Markets, Scotiabank and CIBC Capital Markets, as principals.

Immediately prior to the Sale, the Reporting Persons beneficially owned an aggregate of 50,471,657 common shares (of which 21,971,657 common shares were held by Marsh and 28,500,000 common shares were held by GF Orogen), representing approximately 19.5% of the issued and outstanding common shares.

Following completion of the Sale, the Reporting Persons no longer own or control any common shares. However, pursuant to a share purchase agreement dated as of December 20, 2023 between GF Orogen, Galiano and certain of their affiliates (the "Share Purchase Agreement") under which Galiano acquired all of Gold Fields' 50% joint venture interest in the Asanko gold mine in Ghana, Galiano and its subsidiaries may elect to pay certain of the deferred acquisition consideration to GF Orogen in the form of Galiano common shares instead of cash. Specifically, the Share Purchase Agreement provides that in respect of certain required cash payments of US$25,000,000 due on or before December 31, 2025 (the "First Deferred Consideration") and US$30,000,000 due on or before December 31, 2026 (the "Second Deferred Consideration"), Galiano may elect to satisfy up to 20% of each of these amounts through the issuance of common shares, provided that such issuance of common shares does not result in the Gold Fields group holding more than 19.9% of the issued and outstanding common shares of the Issuer. If Galiano makes such election, such common shares will be issued at a deemed issue price equal to the volume-weighted average trading price ("VWAP") of the common shares of the Issuer on the NYSE American stock exchange (the "NYSE") for the five (5) trading days immediately preceding the date of such issuance.

For illustrative purposes, if Galiano were to elect to satisfy the maximum of 20% of both the First Deferred Consideration and the Second Deferred Consideration in common shares, and assuming a deemed issue price of US$2.47 (being the VWAP of the common shares of the Issuer on the NYSE for the five (5) trading days immediately precedeing September 15, 2025), then the number of Galiano Shares issuable to GF Orogen would be 4,453,441 shares, representing approximately 1.7% of the total issued and outstanding common shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) -(e) of the Schedule 13D are hereby amended and restated as follows:

As of the date of this filing the Reporting Persons may be deemed the beneficial owners of 0 securities of the Issuer, representing 0% of the Issuer's issued and outstanding common shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 0 common shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the common shares effected by the Reporting Persons during the past 60 days and not previously reported.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 23, 2025, the Reporting Persons ceased to be the beneficial owner of more than 5% of the securities of the Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit for the Reporting Persons.

## Signatures
- Gold Fields Limited: /s/ Mike Fraser, Mike Fraser / Chief Executive Officer (09/24/2025)
- Gold Fields Orogen Holding (BVI) Limited: /s/ Johan Pool, Johan Pool / Director (09/24/2025)
- Gold Fields Netherlands Services B.V.: /s/ Johan Pool, Johan Pool / Director (09/24/2025)
- Marsh Holdings Inc.: /s/ Johan Pool, Johan Pool / Director (09/24/2025)